SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                           -------------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                Amendment No. 29

                           -------------------------

                         NEWPORT NEWS SHIPBUILDING INC.
                       (Name of Subject Company (Issuer))

                           -------------------------

                                PURCHASER CORP. I
                          A WHOLLY OWNED SUBSIDIARY OF
                          NORTHROP GRUMMAN CORPORATION
                (Names of Filing Persons (identifying status as
                       offeror, issuer or other person))

                           -------------------------

                    COMMON STOCK, PAR VALUE, $0.01 PER SHARE
                          (including associated Rights)
                         (Title of Class of Securities)

                           -------------------------

                                    652228107
                      (CUSIP Number of Class of Securities)

                           -------------------------

                                 JOHN H. MULLAN
                          NORTHROP GRUMMAN CORPORATION
                     CORPORATE VICE PRESIDENT AND SECRETARY
                             1840 CENTURY PARK EAST
                          LOS ANGELES, CALIFORNIA 90067
                                 (301) 553-6262

                     (Name, address, and telephone number of
           person authorized to receive notices and communications on behalf of filing persons)
                                 WITH A COPY TO:
                                 STEPHEN FRAIDIN
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004-1980
                                 (212) 859-8000

                           -------------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1.
|_| issuer tender offer subject to Rule 13e-4.
|_| going-private transaction subject to Rule 13e-3.
|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

     This Amendment No. 29 (this "Amendment No. 29") amends and supplements the Tender Offer Statement on Schedule TO as initially filed and dated May 23, 2001 (as previously amended and amended hereby, the "Schedule TO") filed by NORTHROP GRUMMAN CORPORATION, a Delaware corporation ("Northrop Grumman") relating to the offer (the "Offer") by Purchaser Corp. I, a Delaware corporation and a wholly owned subsidiary of Northrop Grumman (the "Purchaser") to issue, upon the terms and subject to the conditions set forth herein and in the related letter of election and transmittal, shares of common stock of Northrop Grumman, par value $1.00 per share (the "Northrop Grumman Shares") designed to have a value of $67.50 per share or pay $67.50 per share in cash (subject to the election and proration procedures and limitations in the Prospectus (defined below) and related letter of election and transmittal) for each outstanding share of common stock, par value $0.01 per share (the "Common Stock") of NEWPORT NEWS SHIPBUILDING INC., a Delaware corporation ("Newport News") including the associated Series A participating cumulative preferred stock purchase rights issued pursuant to the Newport News stockholder protection rights agreement (the "Rights" and together with the Common Stock, the "Newport News Shares").

     Northrop Grumman has filed a registration statement with the Securities and Exchange Commission on Form S-4, relating to the Northrop Grumman Shares to be issued to stockholders of Newport News in connection with the tender offer, as set forth in the prospectus which is a part of the registration statement (the "Prospectus"), and the related letter of election and transmittal, which were annexed to the Schedule TO as Exhibits
(a)(4) and (a)(1)(A) thereto. On November 13, 2001, Northrop Grumman filed an amended and restated Registration Statement and Prospectus and related letter of election and transmittal, which were annexed to Amendment No. 25 to Schedule TO as Exhibits (a)(4)(A) and (a)(1)(F).

     All of the information in the Prospectus and the related letter of election and transmittal, and any prospectus supplement or other supplement thereto related to the offer hereafter filed with the Securities and Exchange Commission by Northrop Grumman, is hereby incorporated by reference in answer to items 2 through 11 of the Schedule TO.

ITEM 12.    EXHIBITS

            Item 12 is hereby amended and supplemented as follows:

(a)(5)(GG)  Press release, dated November 30, 2001.

                                SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                NORTHROP GRUMMAN CORPORATION


                                By: /s/ John H. Mullan
                                    ----------------------------------------
                                    John H. Mullan
                                    Corporate Vice President and Secretary




                                PURCHASER CORP. I


                                By: /s/ John H. Mullan
                                    ----------------------------------------
                                    John H. Mullan
                                    Vice President and Secretary

Dated:      November 30, 2001

                               EXHIBIT INDEX

EXHIBIT
NUMBER                                             DESCRIPTION
-------                                            -----------

(a)(5)(GG)  Press release, dated November 30, 2001.